

November 14, 2011

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Re Group, Ltd.
Wessex House 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

> **Re:** **Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **DEF 14A Proxy Statement**
> **Filed April 15, 2011**
> **File No. 001-15731**

Dear Mr. Taranto:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief